UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

ECD Automotive Design, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27877D104

(CUSIP Number)

December 12, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27877D104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATW Opportunities Master Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,247,073*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,247,073*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,247,073*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 27877D104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Defender SPV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,247,073*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,247,073*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,247,073*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 27877D104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATW Partners Opportunities Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,247,073*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,247,073*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,247,073*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 27877D104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antonio Ruiz-Gimenez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,368,519*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,368,519*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,368,519*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 27877D104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerry Propper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,368,519*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,368,519*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,368,519*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 27877D104

Item 1.

(a)	Name of Issuer ECD Automotive Design, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 24 Shipyard Drive, Suite 102, Hingham, MA, 02043

Item 2.

(a)	Name of Person Filing: ATW Opportunities Master Fund II, L.P.* Defender SPV LLC* ATW Partners Opportunities Management, LLC* Antonio Ruiz-Gimenez* Kerry Propper*

(b)	Address of the Principal Office or, if none, residence 17 State Street, Suite 2100 New York, New York 10004

(c)

Citizenship

ATW Opportunities Master Fund II, L.P.– Delaware

Defender SPV LLC – Delaware

ATW Partners Opportunities Management, LLC – Delaware

Antonio Ruiz-Gimenez – Spain

Kerry Propper – United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 27877D104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

ATW Opportunities Master Fund, L.P. – 2,247,073*

Defender SPV LLC – 2,247,073*

ATW Partners Opportunities Management, LLC – 2,247,073*

Antonio Ruiz-Gimenez – 2,368,519*

Kerry Propper – 2,368,519*

(b)	Percent of class: ATW Opportunities Master Fund, L.P. – 7.0%* Defender SPV LLC – 7.0% ATW Partners Opportunities Management, LLC – 7.0%* Antonio Ruiz-Gimenez – 7.4%* Kerry Propper – 7.4%*

CUSIP No. 27877D104

(c)	Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

ATW Opportunities Master Fund, L.P. – 0

Defender SPV LLC – Delaware – 0

ATW Partners Opportunities Management, LLC – 0

Antonio Ruiz-Gimenez – 0

Kerry Propper – 0

(ii)

Shared power to vote or to direct the vote

ATW Opportunities Master Fund, L.P. – 2,247,073*

Defender SPV LLC – 2,247,073*

ATW Partners Opportunities Management, LLC – 2,247,073*

Antonio Ruiz-Gimenez – 2,368,519*

Kerry Propper – 2,368,519*

(iii)

Sole power to dispose or to direct the disposition of

ATW Opportunities Master Fund, L.P. – 0

Defender SPV LLC – 0

ATW Partners Opportunities Management, LLC – 0

Antonio Ruiz-Gimenez – 0

Kerry Propper – 0

(iv)

Shared power to dispose or to direct the disposition of

ATW Opportunities Master Fund II, L.P. – 2,247,073*

Defender SPV LLC – 2,247,073*

ATW Partners Opportunities Management, LLC – 2,247,073*

Antonio Ruiz-Gimenez – 2,368,519*

Kerry Propper – 2,368,519*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*The common stock (the “Shares”) reported herein represents the Shares held directly by Defender SPV LLC (the “Holding Company”) and with respect to the Managing Members (as defined below) also includes certain Shares held by private funds that are managed by registered investment advisers which are controlled by such Managing Members.

The Holding Company is a wholly owned special purpose vehicle of the private fund, ATW Opportunities Master Fund II, L.P. (the “Fund”). ATW Partners Opportunities Management, LLC serves as the investment manager to the Fund (the “Adviser”). Antonio Ruiz-Gimenez and Kerry Propper serve as the managing members of the Adviser (the “Managing Members”, and collectively with the Holding Company, Fund, and Adviser, the “Reporting Persons”). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Holding Company.

In addition to the Shares reported herein by the Reporting Persons, the Holding Company holds other securities including certain convertible debt and preferred stock subject to a contractual blocker, which prohibits the Reporting Persons from exercising or converting such securities to the extent that, upon such exercise or conversion, the Reporting Persons together with its affiliates would collectively beneficially own in excess of 4.99% of the Shares outstanding as a result of the conversion or exercise.

For the sake of clarity, the holdings of the Reporting Persons reported herein are as of the filing date of this Schedule 13G. As of December 12, 2023, the date of the event that triggered the filing of this statement, the Holding Company held 2,500,000 Shares, which accounted for 7.8% of the outstanding 31,874,663 Shares as of December 12, 2023, as disclosed in the Issuer’s Form 8K filed with the SEC on December 18, 2023.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934 (“the Act”), as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

CUSIP No. 27877D104

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP Number. 27877D104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

ATW Opportunities Master Fund II, L.P.

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member of the General Partner

Defender SPV LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member of its Manager

ATW Partners Opportunities Management, LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP Number. 27877D104

Exhibit 1

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Shares of ECD Automotive Design, Inc., together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: December 22, 2023

ATW Opportunities Master Fund II, L.P.

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member of the General Partner

Defender SPV LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member of its Manager

ATW Partners Opportunities Management, LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually